NEWS RELEASE

CROSSHAIR APPOINTS NEW DIRECTOR

Dated: June 26th, 2009

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the appointment of Mr. Joseph Miller, CMA, to the Board of Directors of Crosshair, effective immediately.  Mr. Miller received his CMA designation in 1992 and is a member of the Certified Management Accountants of British Columbia. He received his diploma in Business Administration from Mount Royal College in 1989.

Mr. Miller has over 20 years experience in financial management of public companies, including numerous energy and resource companies based in Alberta. Mr. Miller acted as the Chief Financial Officer of GPS Industries Inc. from 2007 to 2008 and was responsible for the overall financial management of the company, including internal and external public reporting and SEC reporting and filings, and initiating the Sarbanes Oxley compliance program identifying and focusing on the high risk processes and controls. From 1999 to 2007, Mr. Miller was employed by Transalta Corporation in Calgary, Alberta, first as the Manager of Financial Planning and Analysis and then as the Director of Financial Operations. Mr Miller has been the CFO of Crosshair since September, 2008.

Due to a significant reduction of exploration activity and associated staff levels by Crosshair, as part of a comprehensive cash conservation program, there is currently not sufficient business activity to justify the need for a full time CFO.  Accordingly, Mr. Miller will be resigning as CFO of Crosshair effective June 30, 2009.  Details regarding a part-time successor will be forthcoming in the near future.

“I have confidence that the measures Crosshair has taken during my term as CFO will see it emerge from this difficult period with a strong asset base and in a position to capitalize quickly on improved market conditions, “says Joseph Miller.  “I am pleased to remain part of the Company as a director and look forward to providing ongoing assistance and advice to the Crosshair management team.”

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The Project is ventured with Ur-Energy, who bring with them additional management expertise to put Bootheel into production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: uncertainties relating to market price fluctuations, economic and market conditions; the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.